Emeco Holdings Limited

RECEIVED

2007 MAY 15 A 10:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

09 May 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07023539

SUPPL

Ladies and Gentlemen

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Emeco Holdings Limited – Notice of Change of Interests of Substantial Shareholder under Section 671B, released to the Australian Stock Exchange Limited on 08 May 2007.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

M.Kkpatrick.

Mike Kirkpatrick
Company Secretary

Enclosures (2)

dlw 5/16

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

BNP PARIBAS
SECURITIES SERVICES

Date: 8-May-07

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 4

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited hereby advises of a change in its relevant interest in Emelco Holdings Limited.

The enclosed ASIC Form 604 discloses all required details.

Yours faithfully,

RECEIVED
2007 MAY 15 A 10:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Justin Christopher
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0029

Form 604
Corporations Law
Section 671B
Notice of Change of Interests of Substantial Holder

To: **Emelco Holdings Limited**

ACN/ARSN: 112 198 815

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

There was a change in the interests of the substantial holder on	04-May-2007
The previous notice was given to the company on	12-Feb-2007
The previous notice was dated	08-Feb-2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		*Present notice*	
Class of securities	*Person's votes*	*Voting power*	*Person's votes*	*Voting power*
Fully Paid Ordinary	45,072,718	7.14%	38,463,483	6.09%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of shares affected*	*Person's votes affected*
9-Mar-07	AMP Capital Aust. Equity Market Neutral Fund	Share disposal	-$152,668.16	Fully Paid Ordinary -85,589	-85,589
28-Feb-2007 to 2-May-2007	AMP Capital Investors Limited	Share acquisition	$1,580,009.00	Fully Paid Ordinary 867,263	867,263
9-Feb-2007 to 1-May-2007	AMP Life Limited	Share acquisition	$4,089,874.64	Fully Paid Ordinary 2,186,453	2,186,453
15-Feb-2007 to 4-May-2007	AMP Life Limited	Share disposal	-$6,764,767.60	Fully Paid Ordinary -3,516,459	-3,516,459
5-Apr-07	Asgard SMA No. 6	Share acquisition	$150.93	Fully Paid Ordinary 86	86
29-Mar-2007 to 26-Apr-2007	Asgard SMA No. 6	Share disposal	-$5,802.71	Fully Paid Ordinary -3,229	-3,229
28-Feb-2007 to 2-May-2007	Cogent Nominees Pty Limited	Share acquisition	$3,600,740.14	Fully Paid Ordinary 1,870,913	1,870,913
28-Feb-2007 to 4-May-2007	Cogent Nominees Pty Limited	Share disposal	-$7,129,309.65	Fully Paid Ordinary -3,750,508	-3,750,508
9-Feb-2007 to 5-Apr-2007	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$705,637.39	Fully Paid Ordinary 386,410	386,410
15-Feb-2007 to 4-May-2007	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$3,608,576.23	Fully Paid Ordinary -1,862,853	-1,862,853
9-Feb-07	Commonwealth Bank Officers Superannunation Corporation Pty Ltd A/T for the Officers' Superannuation Fund.	Share acquisition	$15,552.29	Fully Paid Ordinary 8,000	8,000
20-Apr-2007 to 4-May-2007	Commonwealth Bank Officers Superannunation Corporation Pty Ltd A/T for the Officers' Superannuation Fund.	Share disposal	-$360,474.85	Fully Paid Ordinary -195,000	-195,000
2-Mar-2007 to 16-Apr-2007	Equipsuper	Share acquisition	$557,218.27	Fully Paid Ordinary 318,796	318,796
16-Mar-2007 to 4-May-2007	Equipsuper	Share disposal	-$802,289.43	Fully Paid Ordinary -421,731	-421,731
9-Feb-2007 to 27-Feb-2007	Government Employees Superannuation Board	Share acquisition	$785,023.27	Fully Paid Ordinary 402,442	402,442
30-Mar-2007 to 4-May-2007	Government Employees Superannuation Board	Share disposal	-$1,112,775.78	Fully Paid Ordinary -610,000	-610,000
2-Mar-2007 to 16-Apr-2007	LAMP	Share acquisition	$879,460.59	Fully Paid Ordinary 505,567	505,567

13-Feb-2007 to 4-May-2007	LAMP	Share disposal	-$1,258,406.73	Fully Paid Ordinary -644,344	-644,344
9-Feb-2007 to 27-Feb-2007	Queensland Local Government Superannuation Board	Share acquisition	$248,497.13	Fully Paid Ordinary 127,392	127,392
13-Apr-2007 to 4-May-2007	Queensland Local Government Superannuation Board	Share disposal	-$476,673.82	Fully Paid Ordinary -265,000	-265,000
29-Mar-2007 to 5-Apr-2007	State Authority Superannuation Enhanced Index Share Fund	Share acquisition	$72,053.96	Fully Paid Ordinary 41,100	41,100
2-Mar-2007 to 18-Apr-2007	State Authority Superannuation Scheme	Share acquisition	$330,096.93	Fully Paid Ordinary 184,685	184,685
3-May-2007 to 4-May-2007	State Authority Superannuation Scheme	Share disposal	-$1,514,023.83	Fully Paid Ordinary -768,432	-768,432
9-Feb-2007 to 27-Feb-2007	Stichting Pensioenfolds - ABP	Share acquisition	$869,651.17	Fully Paid Ordinary 445,871	445,871
20-Apr-2007 to 4-May-2007	Stichting Pensioenfolds - ABP	Share disposal	-$1,710,285.81	Fully Paid Ordinary -922,500	-922,500
9-Feb-2007 to 27-Feb-2007	Stichting Pensloenfolds Hoogovens	Share acquisition	$107,294.50	Fully Paid Ordinary 55,010	55,010
20-Apr-2007 to 4-May-2007	Stichting Pensloenfolds Hoogovens	Share disposal	-$193,584.32	Fully Paid Ordinary -105,000	-105,000
2-Mar-07	UniSuper Limited	Share acquisition	$201,658.59	Fully Paid Ordinary 112,974	112,974
5-Mar-2007 to 4-May-2007	UniSuper Limited	Share disposal	-$1,422,256.66	Fully Paid Ordinary -738,693	-738,693
2-Mar-2007 to 16-Apr-2007	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$568,826.13	Fully Paid Ordinary 325,825	325,825
13-Feb-2007 to 4-May-2007	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$1,099,755.61	Fully Paid Ordinary -558,684	-558,684

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Nature of relevant interest*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 13,978,057	13,978,057
AMP Capital Investors Limited ('AMP Capital')	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 7,691,087	7,691,087
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited		Fully Paid Ordinary: 900,593	900,593
	Citicorp Nominees Pty Limited	Stichting Pensionfonds Hoogovens		Fully Paid Ordinary: 300,959	300,959
	Goldman Sachs	AMP Capital Investors Australian Long Short Fund		Fully Paid Ordinary: 633,421	633,421
	JP Morgan Nominees Australia Limited	Stichting Pensionfonds ABP		Fully Paid Ordinary: 1,571,867	1,571,867
	JP Morgan Nominees Australia Limited	LAMP		Fully Paid Ordinary: 2,331,677	2,331,677
	JP Morgan Nominees Australia Limited	QLD Local Government Superannuation Board		Fully Paid Ordinary: 539,023	539,023
	JP Morgan Nominees Australia Limited	State Authority Superannuation Scheme		Fully Paid Ordinary: 2,372,790	2,372,790

	JP Morgan Nominees Australia Limited	State Authority Superannuation Enhanced Index Share Fund		Fully Paid Ordinary: 276,193	276,193
	National Nominees Pty Limited	Government Employees Superannuation Board		Fully Paid Ordinary: 1,614,986	1,614,986
	National Nominees Pty Limited	Commonwealth Bank Officers Superannunation Corporation Pty Ltd as trustee for the Officers' Superannuation Fund		Fully Paid Ordinary: 924,927	924,927
	National Nominees Pty Limited	Equipsuper		Fully Paid Ordinary: 1,900,710	1,900,710
	National Nominees Pty Limited	UniSuper Limited		Fully Paid Ordinary: 1,735,294	1,735,294
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Small Companies Fund	Cogent Nominees Pty Limited	AMP Capital Investors Limited	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law.	Fully Paid Ordinary: 986,299	986,299
AMP Capital Investors Limited as Responsible Investment Leader Australian Share Fund	Cogent Nominees Pty Limited	AMP Capital Investors Limited		Fully Paid Ordinary: 705,600	705,600
				Total:	38,463,483

5. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

6. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Asgard Capital Management Limited	PO Box 7817, Cloisters Square WA 6850
Citicorp Nominees Pty Limited	101 Collins Street, Melbourne VIC 3000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Ltd	9th Floor, 48 Martin Place, Sydney NSW 2000
Equipsuper	171 Flinders Street, Melbourne VIC 3000
Goldman Sachs Asia LLC	68th Floor, 2 Queens Road, Central Hong Kong
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
Local Authorities Superannuation Board	468 St. Kilda Road, Melbourne VIC 3000
National Nominees Pty Limited	271 Collins Street, Melbourne VIC 3000
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
State Authority Superannuation Enhanced Index Share	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds Hoogovens	PO Box 10,000, 1970 CA IJmuiden, The Netherland
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherland
Unisuper Limited	Level 28, 367 Collins Street, Melbourne 3000

This notice of change of interests of substantial holder (ASIC Form 604) comprises 3 page/s in total.

END